FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
05 September 2007
CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant’s name into English)
25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY

FORM 6-K: TABLE OF CONTENTS

99.1	Holdings in Company — 17 August 2007

99.2	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — H Blanks, S Driver and K Hanna, 21 August 2007

99.3	Cadbury Schweppes receives regulatory approval for Intergum acquisition — 28 August 2007

99.4	Holdings in Company — 30 August 2007

99.5	Cadbury Schweppes plc voting rights and capital — 03 September 2007

99.6	Cadbury Schweppes completes Intergum acquisition — 03 September 2007

FORM 6-K
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Cadbury Schweppes Public Limited Company
/s/ Hester Blanks
(Registrant)

Signed:	Hester Blanks Group Secretary

Dated:	05 September 2007

Exhibit 99.1
TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Cadbury Schweppes plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification obligation (iii):	ABN AMRO
BANK N.V
London
Branch
4. Full name of shareholder(s) (if different from 3.) (iv):
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	14/08/2007
6. Date on which issuer notified:	16/08/2007
7. Threshold(s) that is/are crossed or reached:	3%
8. Notified details:
A: Voting rights attached to shares

Class/type of	Situation previous
shares	to
if possible using	the Triggering		Resulting situation after the triggering
the ISIN CODE	transaction (vi)		transaction (vii)
Number
of
	Number	Voting	Number
	of	Rights	of	Number of voting		% of voting
	Shares	(viii)	shares	rights (ix)		rights
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0006107006			70,972,250	70,972,250
12.5p						3.38%
B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights
70,972,250	3.38%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:
15. Contact telephone number:
Annex Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation
Full name (including legal form for legal entities)	Cadbury Schweppes
plc
Contact address (registered office for legal entities)	25 Berkeley Square
London
W1J 6HB
Phone number	020 7830 5176
Other useful information (at least legal representative for legal persons)	John Mills

B: Identity of the notifier, if applicable (xvii)
Full name	Jennifer MacLeod
Contact address	250 Bishopsgate
EC2M 4AA London
Phone number	020 7678 8226
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

Notes
i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.
ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.
iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.
In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:
•	in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

•	in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

•	in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

•	in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

•	in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

•	in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

•	in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.
iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.
v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.
The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.
These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.
vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state ‘below 3%’.

vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.
For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.
viii. Direct and indirect
ix. In case of combined holdings of shares with voting rights attached ‘direct holding’ and voting rights ‘indirect holdings’, please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.
x. Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)
xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)
xii. If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.
xiii. date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.
xiv. If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]
xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.
xvi. This annex is only to be filed with the competent authority.
xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

Exhibit 99.2
Cadbury Schweppes plc (the “Company”)
Announcement of transactions in ordinary shares of 12.5p each
     Acquisition of Shares by a Director and Persons Discharging Managerial Responsibility
The Company was notified on 20 August 2007 that on 20 August 2007, Hester Blanks acquired 24 ordinary shares in the capital of the Company for £5.575 per share through participation in the Company’s all-employee share incentive plan.
The Company was notified on 20 August 2007 that on 20 August 2007, Steve Driver acquired 24 ordinary shares in the capital of the Company for £5.575 per share through participation in the Company’s all-employee share incentive plan.
The Company was notified on 20 August 2007 that on 20 August 2007, Ken Hanna acquired 24 ordinary shares in the capital of the Company at £5.575 per share through participation in the Company’s all-employee share incentive plan.
Following this acquisition, Ken Hanna now has an interest in 623,516 shares (which includes two restricted share awards). He also has a conditional interest in a further 711,928 shares held in the Group’s Long Term Incentive Plan and Bonus Share Retention Plan which are subject to performance and service conditions.
These announcements are made following notifications under Disclosure and Transparency Rule 3.1.2.
All transactions were carried out in London.
Contact:
J M Mills
Director of Group Secretariat
Tel: 020 7830 5176
21 August 2007

Exhibit 99.3
28 August 2007
CADBURY SCHWEPPES RECEIVES REGULATORY APPROVAL FOR INTERGUM ACQUISITION
Further to its announcement of 7 June, 2007, Cadbury Schweppes announces that it has received regulatory approval from the Turkish Competition Board for its acquisition of Intergum, the leading Turkish gum business. In 2006, Intergum had a 46% share of the Turkish gum market (Source: AC Nielsen). The approval is conditional on the licensing to a third party of one of Cadbury Schweppes’ existing Turkish gum brands, Nazar, a sugarless gum, which had a 2.6% share of the Turkish gum market in 2006 (Source: AC Nielsen). The acquisition is expected to complete shortly.
Ends
For further information:

Cadbury Schweppes plc:	+44 207 409 1313 www.cadburyschweppes.com

Capital Market Enquiries Sally Jones Mary Jackets Charles King	+44 207 830 5124

Media Enquiries Andraea Dawson-Shepherd Katie Bolton	+44 207 830 5011
Forward Looking Statements
This material may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors which may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. This material should be viewed in conjunction with our periodic interim and annual reports and registration statements filed with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.

Notes:
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs over 70,000 people.
2. About Cadbury
On 19 June, 2007, we announced a new strategy for our ongoing confectionery business post the separation of Americas Beverages. Our goal is to leverage our scale and advantaged positions to maximise growth and returns by:
•	Driving growth through a concentration on “fewer, faster, bigger, better” participation and innovation, supported by our global category structure introduced last year;

•	Driving cost and efficiency gains to increase margins; and

•	Continuing to invest in capabilities to support our growth and efficiency agendas.
Our Financial Scorecard
Our ambition to maintain revenue growth while improving margins and returns is reflected in our new financial scorecard for the 2008 to 2011 period:
•	Annual organic revenue growth of 4-6%

•	Total confectionery share gain

•	Mid teens trading margin by 2011

•	Strong dividend growth

•	Efficient balance sheet

•	Growth in return on invested capital
Commercial Strategy: Focus on Top Markets, Brands and Customers
To help drive further revenue growth, under a new category management structure, we are focusing our resources on a fewer number of markets, brands and customers:
•	Our 12 focus markets include the UK, US, Australia, Mexico, Brazil, India, Russia and Turkey. Together, these markets represent around 70% of our total revenues and are forecast to account for over 60% of expected category growth over the next five years.

•	Our 13 focus brands, include our biggest brands such as Cadbury Dairy Milk, Trident, Halls, Dentyne and Flake and our newer fast growing brands, Green & Black’s and The Natural Confectionery Company. Together, our 13 focus brands account for over 50% of our confectionery revenues and have above average revenue growth and operating returns.

•	Our 10 focus customers comprise 7 top retailers (including WalMart, Tesco, Carrefour and Lidl) and 3 trade channels (impulse in developed markets; traditional trade in emerging markets; and international travel retail). Together, these customers account for over 50% of our revenues.

Exhibit 99.4
TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Cadbury Schweppes plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification obligation (iii):	ABN AMRO BANK N.V London Branch
4. Full name of shareholder(s) (if different from 3.) (iv):
5. Date of the transaction (and date on which the threshold is crossed or reached if different)(v):	24/08/2007
6. Date on which issuer notified:	29/08/2007
7. Threshold(s) that is/are crossed or reached:	3%
8. Notified details:
A: Voting rights attached to shares

Class/type of	Situation previous
shares	to
if possible using	the Triggering		Resulting situation after the triggering
the ISIN CODE	transaction (vi)		transaction (vii)
Number
of
	Number	Voting	Number
	of	Rights	of	Number of voting		% of voting
	Shares	(viii)	shares	rights (ix)		rights
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0006107006
12.5p	70,972,250	70,972,250	49,642,548	49,642,548		2.36%
B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Number of voting
rights that may be
acquired if
Type of financial	Expiration	Exercise/Conversion	the instrument	% of voting
instrument	date (xiii)	Period/ Date (xiv)	is exercised/converted	rights

Total (A+B)
Number of voting rights	% of voting rights
49,642,548	2.36%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:
15. Contact telephone number:
Annex Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation
Full name (including legal form for legal entities)	Cadbury Schweppes plc
Contact address (registered office for legal entities)	25 Berkeley Square London W1J 6HB
Phone number	020 7830 5176
Other useful information (at least legal representative for legal persons)	John Mills

B: Identity of the notifier, if applicable (xvii)
Full name	Jennifer MacLeod
Contact address	250 Bishopsgate EC2M 4AA London
Phone number	020 7678 8226
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Compliance

C: Additional information

Notes
i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.
ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.
iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.
In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:
•	in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

•	in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

•	in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

•	in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

•	in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

•	in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

•	in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.
iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.
v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.
The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.
These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state ‘below 3%’.
vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%. For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.
viii. Direct and indirect
ix  In case of combined holdings of shares with voting rights attached ‘direct holding’ and voting rights ‘indirect holdings’, please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.
x  Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)
xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)
xii  If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.
xiii  date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.
xiv  If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]
xv.  The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.
xvi. This annex is only to be filed with the competent authority.
xvii.  Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

Exhibit 99.5
CADBURY SCHWEPPES PLC
Voting Rights and Capital
In conformity with the Transparency Directive’s transitional provision 6 we would like to notify the market of the following:
Cadbury Schweppes plc’s capital consists of 2,104,081,211 ordinary shares with voting rights. Cadbury Schweppes plc holds no ordinary shares in Treasury.
Therefore, the total number of voting rights in Cadbury Schweppes plc is 2,104,081,211.
The above figure (2,104,081,211) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Cadbury Schweppes plc under the FSA’s Disclosure and Transparency Rules.
J M Mills
Director of Group Secretariat
3 September 2007

Exhibit 99.6

03 September 2007
CADBURY SCHWEPPES COMPLETES INTERGUM ACQUISITION
Further to its announcement of 28 August, 2007, Cadbury Schweppes announces that it has completed the acquisition of Intergum, the leading Turkish gum business.
Ends

For further information:

Cadbury Schweppes plc:	+44 207 409 1313
www.cadburyschweppes.com

Capital Market Enquiries	+44 207 830 5124
Sally Jones
Mary Jackets
Charles King

Media Enquiries	+44 207 830 5011
Andraea Dawson-Shepherd
Katie Bolton
Forward Looking Statements
This material may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors which may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. This material should be viewed in conjunction with our periodic interim and annual reports and registration statements filed with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.

Notes:
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs over 70,000 people.
2. About Cadbury
On 19 June, 2007, we announced a new strategy for our ongoing confectionery business post the separation of Americas Beverages. Our goal is to leverage our scale and advantaged positions to maximise growth and returns by:
•	Driving growth through a concentration on “fewer, faster, bigger, better” participation and innovation, supported by our global category structure introduced last year;
•	Driving cost and efficiency gains to increase margins; and
•	Continuing to invest in capabilities to support our growth and efficiency agendas.
Our Financial Scorecard
Our ambition to maintain revenue growth while improving margins and returns is reflected in our new financial scorecard for the 2008 to 2011 period:
•	Annual organic revenue growth of 4-6%
•	Total confectionery share gain
•	Mid teens trading margin by 2011
•	Strong dividend growth
•	Efficient balance sheet
•	Growth in return on invested capital
Commercial Strategy: Focus on Top Markets, Brands and Customers
To help drive further revenue growth, under a new category management structure, we are focusing our resources on a fewer number of markets, brands and customers:
•	Our 12 focus markets include the UK, US, Australia, Mexico, Brazil, India, Russia and Turkey. Together, these markets represent around 70% of our total revenues and are forecast to account for over 60% of expected category growth over the next five years.

•	Our 13 focus brands, include our biggest brands such as Cadbury Dairy Milk, Trident, Halls, Dentyne and Flake and our newer fast growing brands, Green & Black’s and The Natural Confectionery Company. Together, our 13 focus brands account for over 50% of our confectionery revenues and have above average revenue growth and operating returns.

•	Our 10 focus customers comprise 7 top retailers (including WalMart, Tesco, Carrefour and Lidl) and 3 trade channels (impulse in developed markets; traditional trade in emerging markets; and international travel retail). Together, these customers account for over 50% of our revenues.